

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Eric Montandon
Chief Executive Officer
WWA Group, Inc.
700 Lavaca Street, Suite 1400
Austin, Texas 78701

      Re: WWA Group, Inc.
             Information Statement on Schedule 14C
             Filed October 12, 2012
             File No. 000-26927

Dear Mr. Montandon:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have filed an information statement on Schedule 14C instead of a proxy statement on Schedule 14A. Please tell us how you obtained stockholder approval for the transactions covered by the information statement, with a view to explaining how you obtained the requisite consents necessary to take corporate action. In this regard, we note your disclosure in the fourth paragraph on page 45 of your information statement that you obtained the written consent of "12,204,925 shares of the issued and outstanding common stock, representing approximately 51.2% of the votes entitled to be cast." We further note that your directors, officers, and the beneficial owners of more than 5% of your common stock together appear to own 9,119,074 shares of the issued and outstanding common stock, representing approximately 38% of the votes entitled to be cast. In addition, in your response, for each shareholder who has provided you with a written consent, please explain the shareholder's relationship with the company and the

circumstances under which the shareholder executed the written consent. Finally, please tell us the exemption on which you are relying to file an information statement on Schedule 14C instead of a proxy statement on Schedule 14A.

2.   We note references to your "sole executive officer and director" on both pages 7 and 19 under the heading "Interests of Our Executive Officers and Directors in the Acquisition" and on page 46 under the heading "Interest of Certain Persons in Matters to be Acted Upon." However, we note your disclosure on page 21 under the heading "Employees" that you have two officers and directors, namely, Eric Montandon and Digamber Naswa. Please revise your disclosure in the passages cited to accurately refer to your two officers and directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director